SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                            CPEX PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                        Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   12620N104
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                                 (CUSIP Number)

                                January 20, 2009
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               | | Rule 13d-1 (b)
                               |x| Rule 13d-1 (c)
                               | | Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 12620N104
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(1) Names of reporting persons.
    George P. Bauer
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.
    United States

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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        George P. Bauer - 150,836 shares

    (6) Shared voting power:
        George P. Bauer - 166,452 shares(170,552 shs as of filing date)

    (7) Sole dispositive power:
        George P. Bauer - 150,836 shares

    (8) Shared dispositive power:
        George P. Bauer - 166,452 shares(170,552 sha as of filing date)

Refer to Item 4 below
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(9) Aggregate amount beneficially owned by each reporting person.

George P. Bauer - 166,452 shares(170,552 shs as of filing date)














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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).

Not applicable
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(11) Percent of class represented by amount in Row 9.

     6.7%(6.9% as of filing date)

Refer to Item 4 below
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(12) Type of reporting person (see instructions).

     IN
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CUSIP No. 12620N104
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(1) Names of reporting persons.

    Carol B. Bauer
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Carol B. Bauer  -  United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        Carol B. Bauer - 0 Shares

    (6) Shared voting power:
        Carol B. Bauer - 10,216 Shares

    (7) Sole dispositive power:
        Carol B. Bauer - 0 Shares

    (8) Shared dispositive power:
        Carol B. Bauer - 10,216 Shares

Refer to Item 4 below
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(9) Aggregate amount beneficially owned by each reporting person.

Carol B. Bauer - 10,216 Shares


Refer to Item 4 below

















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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).

Not applicable
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(11) Percent of class represented by amount in Row 9.

     Carol B. Bauer - 0.41%

Refer to Item 4 below
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(12) Type of reporting person (see instructions).

     IN
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CUSIP No. 12620N104
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(1) Names of reporting persons.
    Bradley T. Bauer
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.
    Bradley T. Bauer - United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        Bradley T. Bauer - 0 Shares

    (6) Shared voting power:
        Bradley T. Bauer - 5,400 Shares(9,500 shs as of filing date)

    (7) Sole dispositive power:
        Bradley T. Bauer - 0 Shares

    (8) Shared dispositive power:
        Bradley T. Bauer - 5,400 Shares(9,500 shs as of filing date)

Refer to Item 4 below
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(9) Aggregate amount beneficially owned by each reporting person.

    Bradley T. Bauer - 5,400 Shares(9,500 shs as of filing date)



















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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).

Not applicable
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(11) Percent of class represented by amount in Row 9.

     0.22%(0.38% as of filing date)

Refer to Item 4 below
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(12) Type of reporting person (see instructions).

     IN
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Item 1(a). Name of Issuer:

           CPEX Pharmaceuticals, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           2 Holland Way, Exeter, New Hampshire 03833

Item 2(a). Name of Person Filing:

           George P. Bauer
           Carol B. Bauer
           Bradley T. Bauer

Item 2(b). Address or Principal Business Office or, If None, Residence:

           George P. Bauer
           205 Dudley Road
           Wilton, CT 06897

           Carol B. Bauer
           205 Dudley Road
           Wilton, CT 06897

           Bradley T. Bauer
           S6553 Spring Valley Road
           Loganville, WI 53943


Item 2(c). Citizenship:

           George P. Bauer -  United States
           Carol B. Bauer  -  United states
           Bradley T. Bauer-  United States

Item 2(d). Title of Class of Securities:

           COMMON, par value $0.01 per share

Item 2(e). CUSIP No.:

           12620N104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) || An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership*

    (a) Amount beneficially owned:
        George P. Bauer -  166,452 Shares(170,552 as of filing date)
        Carol B. Bauer  -   10,216 Shares
        Bradley T. Bauer-    5,400 Shares(9,500 as of filing date)

    (b) Percent of class:
        George P. Bauer -      6.69%(6.9% as of filing date)
        Carol B. Bauer  -      0.41%
        Bradley T. Bauer-      0.2%(0.38% as of filing date)

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              George P. Bauer  -  150,836 Shares
              Carol B. Bauer   -        0 Shares
              Bradley T. Bauer -        0 Shares


        (ii)  Shared power to direct the vote
              George P. Bauer  -  166,452 Shares(170,552 as of filing)
              Carol B. Bauer   -   10,216 Shares
              Bradley T. Bauer -    5,400 Shares(9,500 as of filing)

        (iii) Sole power to dispose or direct the disposition of
              George P. Bauer  -  150,836 Shares
              Carol B. Bauer   -        0 Shares
              Bradley T. Bauer -        0 Shares

        (iv) Shared power to dispose or direct the disposition of George P. Bauer - 166,452 Shares(170,552 as of filing)
              Carol B. Bauer   -   10,216 Shares
              Bradley T. Bauer -    5,400 Shares(9,500 as of filing)



* Note: Shares reported herein for George P. Bauer, Carol B. Bauer and Bradley T. Bauer represent shares owned by each of them held in their respective brokerage accounts. In addition to his individual brokergage account, George P. Bauer holds power of attorney for the accounts of Carol B. Bauer and Bradley T. Bauer with the right, along with such indivduals, to vote or dispose of the shares reported herein. The Reporting Persons disclaim bebeficial ownership of the shares reported herein except to the extent of his or her pecuniary interest therein.


Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        N/A

Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 25, 2009          /s/ George P. Bauer
                                  /s/ Carol B. Bauer
                                  /s/ Bradley T. Bauer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]